OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Commission file number: **1-11808**

CORIMON, C.A. S.A.C.A

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **AUGUST**, 20**02**

CORIMON, C.A. S.A.C.A

(Translation of registrant's name into English)

CALLE HANS NEUMANN, EDIF. CORIMON, PH, LOS CORTIJOS DE LOURDES, CARACAS, VENEZUELA.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
____

Enclosures:

Material Events

(1)This report contains an English translation of the original Spanish language version of a the unaudited financial statements of Corimon C.A. as of and for the first quarter period ended on June 30, 2002, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP. This financial report was filed with the Venezuela National Commission on Securities on July 31, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORIMON C.A. S.A.C.A.
(Registrant)

By: [signature]

Eduardo Meléndez
Company's C.F.O and legal vice president

Date: August 06, 2002.

Index to Exhibits

Exhibit	Item	Page
1	Unaudited financial statements of Corimon C.A. as of and for the first quarter period ended on June 30, 2002	4

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

(In millions of constant bolivars of March 31, 2002)

	Years ended March 31,		
	2002		2001
	$ (1)	Bs.	Bs.
Net sales	94,8	84.792	88.851
Cost of sales	73,3	65.565	69.039
Gross profit	21,5	19.227	19.812
Sales expenses	14,3	12.755	11.343
Administrative and general expenses	10,5	9.363	8.346
Operating income (loss)	(3,3)	(2.891)	123
Comprehensive financial loss, net			
Financial expenses	(4,5)	(3.997)	(4.064)
Exchange loss	(4,9)	(4.416)	(2.863)
Net purchasing power gain	6,4	5.681	4.045
	(3,0)	(2.732)	(2.882)
Other gain (expense), net	0,2	157	(7.144)
Loss before	(6,1)	(5.466)	(9.903)
Participation of minority interests	1,3	1.125	2.544
Taxes	(0,9)	(835)	(1.030)
Net loss from continued operations	(5,7)	(5.176)	(8.389)
Loss from discontinued operations, net of taxes and minority interests	-	-	(7.600)
Net loss	(5,7)	(5.176)	(15.989)

(1) Amounts in millions; convenience translation at the exchange rate on March 31, 2002 of Bs. 894,5 /US$1

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In millions of constant bolivars of March 31, 2002)

	As of March 31,		
	2002		2001
ASSETS	$ (1)	Bs	Bs
Cash and cash equivalents	2,2	1.952	3.504
Notes and accounts receivable	18,0	16.119	19.664
Inventories	18,0	16.110	17.062
Prepaid expenses	2,7	2.402	1.943
Investments	-	-	15.215
Total current assets	40,9	36.583	57.388
Time deposits	7,0	6.221	-
Net fixed assets	92,9	83.171	86.061
Long-term accounts receivable	7,1	6.430	6.303
Deferred charges and other assets	4,3	3.803	4.609
Goodwill	3,0	2.643	3.314
Total assets	155,2	138.851	157.675
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short-term loans and financial obligations	5,6	5.010	19.343
Notes and accounts payable			
Suppliers	21,2	18.998	16.954
Directors and shareholders	0,3	291	308
Payroll-related accruals	1,6	1.421	1.487
Interest and other accruals	13,3	11.941	17.280
Total current liabilities	42,0	37.661	55.372
Long-term loans and financial obligations	17,1	15.222	9.877
Accrued for personnel termination indemnities net of advances	3,6	3.189	3.516
Other liabilities and accruals	0,7	660	670
Preferred dividends	2,4	2.160	2.003
Total liabilities	65,8	58.892	71.438
Minority interests	13,8	12.336	13.385
Stockholders' equity	75,6	67.623	72.852
Total liabilities and stockholders' equity	155,2	138.851	157.675

(1) Amounts in millions; convenience translation at the exchange rate on March 31, 2002 of Bs. 894,5 /US$1